EXHIBIT 99.1

[Missing Graphic Reference]

Fuwei Films Announces Resignation of Independent Accountant

Beijing, China, November 6, 2007 - Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL) (‘Fuwei” or “the Company”), China's leading manufacturer and distributor of high-quality BOPET plastic film, today announced the resignation of its principal independent accountant, Murrell, Hall, McIntosh & Co. PLLP (“MHM”), effective on November 1, 2007.

As a result of the disclosure that three significant direct or indirect shareholders of the Company were arrested on charges related to the suspicion of the crime of irregularities for favoritism and to sell state-owned assets at low prices, MHM resigned as the independent auditor of Fuwei.

There were no disagreements between the Company and MHM on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure.

The Board of Directors of the Company plans to begin interviewing and selecting a replacement independent accountant to perform the upcoming audit for the fiscal year ended December 31, 2007, as soon as possible.

As previously announced, Fuwei will announce its third quarter earnings results ended September 30, 2007, which are not reviewed by MHM, on Monday, November 12, before the markets open.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission some of which are among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For further information, please contact:

In China:
Christina He
Investor Relations
Phone: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the U.S.:
Leslie Wolf-Creutzfeldt
Investor Relations
The Global Consulting Group
Tel: +1-646-284-9472
Email: lwolf-creutzfeldt@hfgcg.com

Stacy Dimakakos
Media Relations
The Global Consulting Group
Tel: +1-646-284-9417
Email: sdimakakos@hfgcg.com